Exhibit 99.1

Dear Shareholders:

Our strong financial results reported last year continued to gain momentum in fiscal 2016. A large part of this success can be attributed to our strategic focus over the past few years to overcome the challenging operating environment in China for manufacturing – particularly higher labor costs and associated costs that directly impact Highway Holdings’ fundamental value-proposition to our customers.

We historically have been awarded OEM business because we have been able to provide quality and reliable service at a much lower cost than our customers could realize if they did not outsource. As I mentioned in last year’s letter, China, in many ways, is simply no longer the world manufacturing paradise that it once was. The impact of high labor and staff costs is continuing -- resulting in increasing operating costs with everything becoming more and more expensive.

Fortunately, as previously reported, we have been pro-active and have focused on those issues that are under our control. Our strong efforts to reduce manpower with the help of automation and robotic equipment have clearly helped address certain headwinds in China. Equally important, our strategic initiatives to establish lower cost manufacturing operations in Myanmar have enabled us to substantially reduce our head count in China – supported by better efficiency and substantial cost savings. These factors have helped Highway Holdings to maintain a competitive cost structure for our service and products. At the same time, our pro-active initiatives have allowed us offer customers a choice of paying a higher price for products manufactured in China or lower costs via the utilization of our Myanmar manufacturing alternative.

In order to maintain the same high quality standards of China in Myanmar, our manufacturing operation in Yangon is supported with quality component, technical and administrative support, guidance, training and monitoring provided by the company’s operations in China. It is gratifying to report that we have achieved our goal of establishing a highly regarded, quality manufacturing operation in Yangon, Myanmar – an operation with our high quality standards and operating efficiencies that complies with environmental and socially responsible standards.

We expect to build on this success and enlarge our Myanmar operation with a larger facility and the addition of component manufacturing capabilities to the existing product assembly services. We expect that these combined initiatives will enable us to leverage our footprint in Myanmar, further enhance operating efficiencies and realize additional cost savings. Component manufacturing is expected to immediately increase the amount of business in Myanmar, which will contribute to better utilization and improved profitability. It is worth mentioning that, despite price concessions to customers who have elected to utilize our Myanmar operation rather than China, the Myanmar facility today is contributing nicely to our profitability; and, the Myanmar operation is expected to become an even more important business factor in the future. By transferring part of our manufacturing capabilities to Myanmar, we should be able to overcome a very challenging future business situation in China. Though additional initial investments will be required to add manufacturing capabilities to the Myanmar facility, the expenses should be offset moving forward as we become less dependent on component manufacturing in China and realize lower overall operating costs.

As you may know, we have been working diligently during the past few years to establish a second line of business to complement our solid OEM business foundation. We identified an opportunity in 2012 and subsequently established a joint venture with a German company. This joint venture has designed and developed CO2 snow and dry ice cleaning machines for industrial and commercial applications, and believe we are now positioned to commence manufacturing and marketing of our products. Our long-term goal is to become a prominent manufacturer in a very fragmented multi-billion dollar industrial cleaning business. In short, we are excited about the opportunities and the rewards that can be realized by offering these innovative products, with the expectation that we will be able to accelerate growth organically and through complementary acquisitions for this business.

In summary, our eight-year track record of profitability combined with high dividend payouts highlights our commitment to enhancing shareholder value. We believe the company has invested wisely, and our solid OEM business base will provide an excellent platform to grow the exciting new CO2 opportunities.

We appreciate your support and look forward to reporting our developments and growth in the quarters ahead.

Sincerely yours,

Roland Kohl

Chairman, President and Chief Executive Officer